PRESS RELEASE

Infosys reorganizes to leverage growing business opportunities in a Flat World

Broadens senior management team

Bangalore, India - October 26, 2007: Infosys today announced that the company has reorganized its business units to anticipate changes in the global IT Industry and differentiate vis-à-vis its competitors. The reorganization, effective November 2007, will help Infosys enhance the "One Infy" experience and will in turn deepen Infosys' transformational capabilities. The restructuring will also help Infosys broaden its customer base and strengthen its current portfolio through scale benefits. The new opportunities will leverage the strengths of the next generation of leaders at Infosys.

Highlights:

1. Infosys business units realigned: Forms 6 vertical Industry Business Units (IBUs) and 5 Horizontal Business Units (HBUs) that cut across all the vertical units

1.1 The European business has been divided into industry verticals, which will be integrated within the proposed IBUs

Industry Business Units (IBUs)	Horizontal Business Units (HBUs)
Banking and Capital Markets (BCM)	Consulting Solutions (CS)
Communications Media and Entertainment (CME)	Enterprise Solutions (ES)
Energy, Utilities and Services (EUS)	Infrastructure Management Services (IMS)
Insurance, Healthcare and Life Sciences (IHL)	Product Engineering and Testing Services (PETS) - PED, PLES, IVS
Manufacturing (MFG)	Systems Integration (SI)
Retail, Consumer Product Goods and Logistics (RETL)
New Growth Engines (NGE)
India Business Unit (IND)

a.	Increased focus on growth markets: The New Growth Engines (NGE) unit has been formed to expand business in Australia, China, Japan, Middle East, Canada, South America and Latin America
b.	Increased focus on delivery excellence: To be headed by Srinath Batni, Member of the Board
c.

Consolidated sales and marketing functions: To synergize its focus on sales and marketing, Infosys will consolidate the sales effectiveness, marketing, alliances and Strategic Global Sourcing (SGS) functions under Corporate Sales and Marketing

d.	Broaden Senior Management Team: An Executive Council (EC), chaired by the CEO, has been constituted and it consists of the CEO, COO, CFO, executive board members and select unit heads
e.	Separate business unit to focus on India: To tap the growing domestic market
f.

Consolidate consulting skills: Infosys Consulting (IC), the existing Domain Competency Group (DCG) and various solutions groups within units will become part of Consulting Solutions (CS) to create, deliver and coordinate global best practices for enhanced solutions to all our customers

g.	Increased focus on R&D and commercialization of IP
h.	Increased participation of younger leaders in company strategy: Budding leaders below the age of 30 will be part of the management council of the business units

Commenting on the advantages of restructuring, Mr. Kris Gopalakrishnan, CEO and Managing Director, Infosys Technologies said, "Over the last several years, Infosys has grown significantly and has been universally recognized as a highly customer-focused, world-class corporation. Today, we are at the cusp of becoming a $4 billion organization. There is a need to realign to create a structure that can meet the new challenges of our strategic direction, increased customer expectations and higher levels of competition. I am confident that this reorganization will enable us to compete better in the global markets."

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a flat world. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 80,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com

Safe Harbor

Statements in connection with this release may include forward-looking statements within the meaning of US Securities laws intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act. These statements include, but are not limited to, statements made in relation to our ability to anticipate changes and compete in the global IT industry and those made in relation to the proposed business reorganization enhancing our ability to leverage growing business opportunities; deepen our customer base and strengthen our current portfolio; and expand our business in Australia, China, Middle East, Canada, South America, Latin America, India, the United States and Europe.  These and other forward-looking statements made in connection with this release are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31 2007, our quarterly report on Form 6-K for the quarter ended June 30, 2007 and other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.

For further information please contact:

North America Peter McLaughlin Infosys Technologies Ltd, US Phone: 213 268-9363 Peter_Mclaughlin@infosys.com	Asia Pacific Bani Paintal Dhawan Infosys Technologies, India Phone: 080 51563373 bani_dhawan@infosys.com

Australia Roger Langsdon Infosys Technologies Australia Phone: 61 417 376 433 roger_langsdon@infosys.com	EMEA Nathan Linkon Infosys Technologies Phone: +44 (0) 207 715 3445 nathan_linkon@infosys.com